June 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chanda DeLong/Lauren P. Nguyen – Legal

Juan Migone/Linda Cvrkel – Accounting

Re:	SEC Comment Letter dated May 31, 2011
Dunkin’ Brands Group, Inc.
Registration Statement on Form S-1 filed May 4, 2011
File No. 333-173898

Ladies and Gentlemen:

On behalf of Dunkin’ Brands Group, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, as filed with the Commission on May 4, 2011, in response to the comment letter to Nigel Travis of the Company, dated May 31, 2011 from the Staff of the Commission, as well as certain other updated information. We have also enclosed for your review the supplemental information referred to in the Company’s responses to the Staff’s comment letter.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of Amendment No. 1 to the Registration Statement, which have been marked to indicate the changes from the Registration Statement, as originally filed with the Commission on May 4, 2011.

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For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated May 31, 2011, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in Amendment No. 1 to the Registration Statement.

General

1.    We note that you have relied extensively here and throughout your filing on various data. Please furnish support for each of the key claims made, beliefs stated, or figures cited. We note, for example, statements that you are the world’s “leading” franchisor of QSRs serving coffee and baked goods, your “industry-leading market share” in a “number of growing categories,” the “significantly better guest traffic trends,” your “#1 position” and “#2 position” in various QSR subcategories, your “leading market positions” in Japan, South Korea and the Middle East, and your “leading cash flow margins,” among other statements. Please also quantify your cash flow margin in the second paragraph on page 1. Please provide us with a copy of this data as it relates to the statements you make in the prospectus.

Response to Comment 1:

The Company has included a copy of excerpted pages from reports prepared by The NPD Group, Inc., Nielsen, Euromonitor International, Brand Keys, Inc., Synovate, Inc. and Technomic Information Services supporting the Company’s assertions regarding its market position, the size of the market and its leadership status, together with annotated copies of the corresponding pages of the Registration Statement identifying the various assertions in supplemental correspondence sent directly to the Staff. In addition, the Registration Statement has been revised on page 1 to remove the reference to cash flow margins in the second paragraph.

2.    Please revise to remove your reference to your customers as your “guests.”

Response to Comment 2:

The Registration Statement has been revised on pages 1, 4, 78, 82 and 105 to change the references from “guests” to “customers.”

Market and other industry data, page ii

3.     We note you have relied extensively on information provided by CREST. Please provide the consent of CREST pursuant to Rule 436 of the Securities Act and list CREST in the Experts section on page 150 or advise. Please also confirm that all market data and reports cited in the prospectus, including those provided by The NPD Group, Inc., Nielsen, Euromonitor International, Technomic Information Services, and Brand Keys are publicly available for free or at a nominal cost. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

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Response to Comment 3:

The Company supplementally advises the Staff that none of the CREST® data prepared by The NPD Group, Inc. (which prepares and disseminates Consumer Reported Eating Share Trends (“CREST® data”)) was prepared specifically for, or at the request of, the Company. The CREST® data that is referred to in the Registration Statement is publicly available or available through subscriptions that are available to the public for a fee. Additionally, the CREST® data was not prepared in contemplation of a securities offering by the Company or any other party. Accordingly, the Company does not believe that the NPD Group, Inc. should be considered an expert within the meaning of Rule 436 under the Securities Act and, as a result, does not believe that it is required to obtain a consent from The NPD Group, Inc. or list them in the Experts section of the prospectus. In addition, the Company supplementally confirms to the Staff that the other market data and reports cited in the prospectus are publicly available or are available through subscriptions that are available to the public for a fee and are routinely used by investors and analysts covering the quick service restaurant industry.

4.    Please remove the sentence, “We cannot guarantee the accuracy or completeness of any such information contained in this prospectus,” as it is an inappropriate disclaimer.

Response to Comment 4:

The Registration Statement has been revised on page ii to remove the specified sentence.

Prospectus Summary, page 1

General

5.    We note that your summary, in large part, repeats information contained in the MD&A and Business section. Please revise the summary to identify those aspects of the offering that are the most material to you.

Response to Comment 5:

The Registration Statement has been revised on pages 1 through 7 to further streamline the summary and identify those aspects of the offering that are the most material to the Company.

6.    We note your summary contains a lengthy description of your competitive strengths and business strategy. Please balance the disclosure in your summary by including a brief discussion of your current debt level and the challenges of implementing your strategy.

Response to Comment 6:

The Registration Statement has been revised on pages 6 and 7 to include a brief discussion of the Company’s current debt level and the challenges of implementing the Company’s strategy.

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7.    Please briefly describe your Sponsors and disclose any conflicts of interests that they may have with your shareholders. We note your disclosure regarding the Sponsor’s controlling interest in the risk factors on pages 25, 27 and 28.

Response to Comment 7:

The Registration Statement has been revised on page 7 to briefly describe the Sponsors and to disclose certain conflicts of interest that they may have with the Company’s public shareholders.

Our company, page 1

8.    Please briefly describe the quick service restaurant concept and explain how it is differentiated from other restaurants.

Response to Comment 8:

The Registration Statement has been revised on pages 1, 78 and 84 to describe the quick service restaurant industry and explain how it is differentiated from other restaurants.

9.    Revise the last sentence on page 1 to disclose your net income for the fiscal year ended 2010. Also revise the second-to-last paragraph on page 68 of the Business section accordingly.

Response to Comment 9:

The Registration Statement has been revised on pages 2 and 78 to disclose the Company’s net income for the fiscal year ended 2010.

Our history and recent accomplishments, page 2

10.    We note that you have used compound growth rates to describe your recent growth. As the use of compound growth rates only describes two snapshots in time, please revise this section and the chart on page 2 to present a more balanced picture of your financial performance over the last three fiscal years. We further note that you only describe the comparable store sales growth for Dunkin’ Donuts U.S. For example, please disclose the years, and the percentages by which, your systemwide sales decreased in the Dunkin’ Donuts and Baskin-Robbins segments. Also briefly disclose how you “increased your overall profitability” and invested for future growth during the years 2008 and 2009. Please also disclose your net income for the last three fiscal years. Please revise here and page 69 accordingly.

Response to Comment 10:

The Registration Statement has been revised on pages 2, 3 and 79 to present a more balanced picture of the Company’s financial performance over the last three fiscal years and to include the requested additional information regarding systemwide sales and net income and to explain how

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the Company invested for future growth. In addition, the Registration Statement has been revised on pages 2 and 79 to delete the reference to increasing overall profitability.

Strong and established brands with leading market positions, page 2

11.    Please revise to state as a belief of management that your brands have “well-established reputations for delivering high-quality beverage and food products at a good value through convenient locations with fast and friendly service.” Please also define “aided brand awareness” and delete the term “strong.” Please also revise the disclosure on page 75 accordingly.

Response to Comment 11:

The Registration Statement has been revised on pages 3 and 80 in response to this comment.

Franchised business model, page 3

12.    Please delete the statement that you generate “strong and consistent cash flow.” Please also revise to disclose whether you believe the cost reductions, or a percentage of such cost reductions, are permanent. Briefly substantiate the $220 million in cost reductions and disclose the “other initiatives” you have taken. Also revise the Business section accordingly.

Response to Comment 12:

The Registration Statement has been revised on pages 3, 5, 80 and 81 in response to this comment.

13.    While we note that you may not be “directly impacted by changes in restaurant profitability,” it appears that your financial results are still, to a large extent, dependent upon the operational and financial success of your franchisees. Please revise to remove the inference that you are not impacted by the profitability of your franchisees or advise.

Response to Comment 13:

The Registration Statement has been revised on pages 3 and 78 in response to this comment to eliminate the inference that the Company is not impacted by the profitability of its franchisees.

Attractive store-level economics generate franchisee demand for new restaurants, page 3

14.    Please revise the heading of this section to reflect that you are discussing new restaurant demand for your Dunkin’ Donuts U.S. market segment only or advise. Please also delete the term “compelling” in relation to the franchisee investment opportunity and the phrase “robust and growing” in relation to your new restaurant pipeline, as you plan to open 200-250 new points of distribution in the U.S. in 2011, which is comparable to the 206 opened in fiscal year 2010. Also disclose that the number of your Baskin-Robbins U.S. stores has decreased since 2008. Please revise the Business section accordingly.

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Response to Comment 14:

The Registration Statement has been revised on pages 3 and 80 in response to this comment. In addition, the Company has added disclosure on pages 6 and 84 under the “Increase comparable store sales growth of Baskin-Robbins U.S.” heading to disclose that the number of Baskin-Robbins U.S. stores has decreased in each year since 2008.

Experienced management team with proven track record in the industry, page 3

15.    Please delete the term “proven” in the heading of this section and the corresponding section on page 70.

Response to Comment 15:

The Registration Statement has been revised on pages 4 and 81 in response to this comment to modify the heading and delete the word “proven.”

Increase comparable store sales and profitability in Dunkin’ Donuts U.S., page 4

16.    Please delete the term “highly recognizable” or substantiate your use of this phrase to describe your marketing campaign.

Response to Comment 16:

The Registration Statement has been revised on pages 4 and 82 to delete the term “highly recognizable.”

17.    Please quantify the number of respondents that rated their experience “High Satisfied” and the total number of respondents to the survey referred to in the fourth paragraph.

Response to Comment 17:

The Registration Statement has been revised on pages 4 and 82 in response to this comment.

18.    Revise to explain the “attractive profit margins” of your coffee and other beverages in relation to your other products.

Response to Comment 18:

The Registration Statement has been revised on pages 4 and 82 to delete the reference to “attractive profit margins.”

Continue Dunkin’ Donuts U.S. contiguous store expansion, page 4

19.    Please provide a timeframe for your long-term goal to more than double your U.S. footprint and reach a total of 15,000 points of distribution, to the extent possible.

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Response to Comment 19:

The Registration Statement has been revised on pages 5, 82 and 83 in response to this comment.

Increase comparable store sales growth of Baskin-Robbins U.S., page 6

20.    Please revise to state as a belief of management that the Baskin-Robbins brand has a “well-established reputation for high quality ice cream” and provide support for this belief. Please also quantify “attractive margins.” Please also balance your discussion of the Baskin-Robbins brand strengths with disclosure regarding its weaknesses, including the decrease in same-store sales over the last three fiscal years and the reasons for such decrease. Similarly revise throughout your filing, including on pages 73 and 75.

Response to Comment 20:

The Registration Statement has been revised on pages 6, 84 and 86 in response to this comment.

21.    Please quantify the “majority” of respondents that rated their overall experience as “Extremely Satisfied” and disclose the total number of respondents to the survey referenced on pages 6 and 74.

Response to Comment 21:

The Registration Statement has been revised on pages 6 and 84 in response to this comment.

The offering, page 7

22.    Please revise to briefly describe the reclassification in the last paragraph on page 7.

Response to Comment 22:

The Registration Statement has been revised on page ii in response to this comment to include a brief description of the reclassification.

Summary historical consolidated financial and other data, page 8

23.    Refer to footnotes (5), (6) and (8). It is unclear how your current presentation of summary pro forma financial information, included within your summary historical consolidated financial and other data as well as your selected historical consolidated financial and other data, meets the form and content requirements set forth in Rule 11- 02(b) of Regulation S-X. In this regard, if you wish to include pro forma financial information in your summary and selected financial data, it appears that your filing should be revised to include a pro forma condensed balance sheet, statement of operations and any related accompanying explanatory notes that are

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prepared in accordance with Article 11 of Regulation S-X. In addition, such pro forma financial information should be preceded by an introductory paragraph which briefly describes:

•	each transaction for which pro forma effects are presented,

•	the periods presented, and

•	an explanation of what the pro forma presentation shows.

Please note that pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved and any calculations necessary for investors to understand the adjustments.

Response to Comment 23:

The Registration Statement has been revised on pages 45 through 52 to include the requested pro forma financial statements. Certain numerical data will be included in the pro forma financial statements at the same time that the offering price range is included in the Registration Statement. Although the estimated offering price has not been included in the Registration Statement, the Company has requested that the underwriters provide some preliminary valuation information in order to facilitate the Staff’s review of the Registration Statement. Based on the underwriters’ preliminary feedback, the Company estimates that the offering price range will be between $16.00 to $18.00 per share, which assumes a 1-for-3.84 reverse stock split. This range is preliminary and may differ materially from the ultimate offering price range of the Company’s common stock. In order to facilitate the Staff’s review of the Registration Statement, the Company has included in Annex A attached hereto a copy of certain excerpted pages that would be included in the Registration Statement to reflect the foregoing based upon the midpoint of the preliminary price range specified above.

24.    In regards to your pro forma information, adjustments that are directly attributable to this offering should be disaggregated from other pro forma information required by Article 11. In particular, we suggest you include a subtotal pro forma column that gives effect to adjustments associated with the offering and a separate column or columns that detail adjustments related to the reclassification of Class A and Class L shares, the anticipated $100 million in term loan borrowings, the refinancing, the corresponding repayment of senior notes and the termination of your management agreement with the Sponsors. For guidance, please refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

Response to Comment 24:

The Registration Statement has been revised on pages 45 through 52 to include the requested pro forma financial statements and to include separate columns for adjustments associated with the offering and other adjustments. Certain numerical data will be included in the pro forma financial statements at the same time that the offering price range is included in the Registration Statement. Although the estimated offering price has not been included in the Registration Statement, as described in Response to Comment 23 above, the Company has requested that the underwriters provide some preliminary valuation information in order to facilitate the Staff’s review of the Registration Statement and the Company has included in Annex A attached hereto a copy of certain excerpted pages that would be included in the Registration Statement to reflect the foregoing based upon the midpoint of the preliminary price range specified in the Company’s response to Comment 23.

Risk Factors, page 11

25.    Please delete the sentence that references additional unknown or immaterial risks. If risks are not material or are not known, they should not be referenced.

Response to Comment 25:

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The Registration Statement has been revised on page 12 to delete the specified sentence.

26.    We note that you allow certain master franchisees to sub-franchise their franchise arrangement with you. If material, please include a separate risk factor to disclose the attendant risks of allowing sub-franchisees to operate the franchise businesses.

Response to Comment 26:

The Registration Statement has been revised on pages 12 and 13 in response to this comment.

27.    We note disclosure on page 115 that some of your officers’ restricted shares will vest upon a change of control if the Sponsors realize a specified rate of return on their initial investments in you. Please revise to create a separate risk factor to disclose such conflicts of interests here.

Response to Comment 27:

The Registration Statement has been revised on page 30 to include the requested risk factor.

The terms of our indebtedness, page 14

28.    Please revise to cross-reference to the more detailed discussion of your credit facility beginning on page 61.

Response to Comment 28:

The Registration Statement has been revised on page 16 to include the requested cross reference.

If we fail to successfully implement our growth strategy, page 16

29.    We note your statement that if you fail to add a “significant number” of new restaurants or open new stores at a level you “anticipate,” your ability to increase your revenue and operating income would be adversely affected. Please revise here and in your “Business” section to disclose the number of additional restaurants that you need to open to meet your revenue and operating income goals for the next several fiscal years, if possible.

Response to Comment 29:

The Registration Statement has been revised on page 18 in response to this comment to delete the last sentence of the first paragraph following the bullet points in order to eliminate confusion with the similar statement included in the immediately following paragraph. Additionally, the Company supplementally advises the Staff that “anticipated” store openings over the next couple of fiscal years are those disclosed in the Registration Statement on page 4 (200 to 250 net new Dunkin’ Donuts U.S. points of distribution in each of 2011 and 2012) and page 5 (450 to 500

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net new international points of distribution in each of 2011 and 2012). However, the Company has not disclosed any revenue or operating income goals for the next several fiscal years and believes that any disclosure of such goals (or disclosure of additional detail regarding the Company’s pipeline for new store openings) could be competitively harmful to the Company.

Increases in commodity prices, page 16

30.    Please expand this risk factor to specifically disclose that the cost of goods, including ice cream and coffee, rose in fiscal year 2010 or advise.

Response to Comment 30:

The Registration Statement has been revised on page 18 to specifically disclose that cost of commodity inputs to a number of goods, including ice cream and coffee, rose in fiscal year 2010.

Interruptions in the supply of product, page 18

31.    Please revise to name all of the companies that you consider part of the “integral group” of suppliers, including the “four coffee roasters” and two “donut mix suppliers,” or advise. Please also quantify the percentage of supplies you receive from this integral group. Please also clarify whether these suppliers are the same “top tier suppliers” of the NDCP. If not, please name these top tier suppliers.

Response to Comment 31:

The Registration Statement has been revised on page 19 to eliminate the word “integral” in the first paragraph and to replace the word “top-tier” with the word “approved” in the second paragraph to better reflect the nature of the NDCP suppliers for the various products that are supplied through the NDCP. In addition, the Company has added a sentence addressing supplier concentration in the supply chain and has clarified that the referenced four coffee roasters and two donut mix suppliers are the current primary suppliers for such products but the Company and its franchisees also maintain alternative sources of supply for such products. Further, the Company supplementally advises the Staff that the Company and its franchisees generally seek to use a number of suppliers for each product in order to mitigate risks associated with supply shortages and counterparty risk. However, the risk factor is intended to convey that such risks cannot be eliminated. As disclosed on page 19 of the Registration Statement, single sourced suppliers, such as PepsiCo, Inc., are required to have audited contingency plans in place to ensure continuity of supply. In addition, the Company believes that there are readily available alternative sources of supply for products that are currently sourced through a single sourced supplier and the Company does not believe that its business is substantially dependent upon its arrangements with any one supplier. The Company has disclosed on page 19 the names of the suppliers that it believes to be the most significant in terms of concentration risk. As a result, the Company does not believe that the names of other suppliers, including the current four primary coffee roasters and two primary donut mix suppliers, are required to be included in the Registration Statement.

32.    You indicate that other than through certain contractual rights, you have a limited ability to control the National Distributor Commitment Program (“NDCP”). Please provide us with a

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detailed outline of these contractual rights and how they impact your ability to control the NDCP. In addition, since it appears that such contractual rights may provide you with the ability to control the NDCP, please tell us what consideration was given to the possibility that the NDCP may represent a variable interest which should be consolidated in accordance with ASC Topic 810.

Response to Comment 32:

The Registration Statement has been revised on page 19 in response to this comment to include additional disclosure regarding the Company’s contractual rights under the NDCP agreement and to clarify that the Company does not control the NDCP, which is owned and controlled by four regional distribution centers that are themselves wholly-owned by franchisees.

The Company supplementally advises the Staff that the agreement with the NDCP provides that the Company retains the right to approve the suppliers with whom the NDCP contracts and the quality standards of the products and services provided by those suppliers, similar to the Company’s rights under its franchise agreements. The NDCP is solely responsible for negotiating the terms and conditions of all agreements that it enters into with its suppliers. The Company has no equity investment in the NDCP, it does not possess NDCP board voting rights (although one Company employee serves as a non-voting member on the NDCP’s board), it is not obligated in any way to fund any amounts incurred by, or bear any losses of, the NDCP and, other than the Company’s 17 company-owned stores’ right to receive cooperative dividends annually, the Company does not participate in profits earned by the NDCP. Other than the Company’s contractual right to approve suppliers and ensure quality control of products (the same right it has under its franchise agreements to approve all suppliers, whether participating in the NDCP or not), the Company has no contractual right to exercise control over the NDCP.

As described above, the Company does not have any contractual rights that allow the Company to control the NDCP. Furthermore, the Company does not have any variable interests in the NDCP. Therefore, further evaluation of the possibility that NDCP may represent a variable interest which should be consolidated in accordance with ASC 810 was not considered necessary.

Termination of an arrangement with a master franchisee, page 19

33.    Please revise to disclose here the percentage of your revenues that is derived from master franchisee arrangements.

Response to Comment 33:

The Registration Statement has been revised on page 20 in response to this comment to disclose the percentage of total revenues derived from master franchisee arrangements.

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We may not be able to enforce payment of fees, page 20

34.    If material, please revise to disclose the number of franchisees that are operating pursuant to an unwritten franchise arrangement so that investors may better assess the risks.

Response to Comment 34:

The Registration Statement has been revised on page 22 in response to this comment.

Our tax returns and positions are subject to review and audit, page 22

35.    Please quantify the IRS’ proposed adjustments.

Response to Comment 35:

The Registration Statement has been revised on pages 23 and 24 in response to this comment.

Requirements associated with being a public company, page 28

36.    Please provide an estimate of the expected additional costs you will incur as a public reporting company.

Response to Comment 36:

The Registration Statement has been revised in response to this comment to remove the risk factor.

The reclassification, page 32

37.    It appears from your disclosure on page 32 that your Class A common stock will be converted into common stock and each class of common stock will be affected for a reverse stock split prior to the effectiveness of the registration statement for your planned public offering. Please revise the Company’s earnings per share and all related disclosures throughout the registration statement to give effect to this reverse stock split and related reclassification of your Class A common shares. Refer to the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

Response to Comment 37:

The Staff’s comment is noted and the Company supplementally advises the Staff that it will revise the Company’s earnings per share and all related disclosures throughout the Registration Statement to give effect to the reverse stock split and related reclassification of the Company’s Class A common stock at such time as it effects the reverse stock split (and prior to finalizing the preliminary prospectus).

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38.    We also note from your disclosure on page 32 that immediately prior to the offering, the Class L common stock will convert into common stock plus an additional number of shares of common stock determined by dividing the Class L preference amount by the initial public offering price of a share of your common stock in this offering. In this regard, please revise your consolidated balance sheet for the latest interim period presented to include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization. Also, pro forma earnings per share should also be presented on the face of the statement of operations for the latest fiscal year and subsequent interim period presented in the Company’s financial statements giving effect to the number of shares into which the Class L shares will convert in connection with the offering. The notes to the Company’s financial statements should also be revised to explain the nature of the pro forma presentations, including the significant assumptions used in calculating or determining the weighted average shares used in computing the Company’s pro forma earnings per share for each period presented.

39.    Also, it appears that the reclassification of Class A and Class L shares is structured in such a manner that the number of shares issued will significantly vary based on the offering price. As such, it appears that additional pro forma presentations should be made to give effect to the range of possible results. In particular, you should provide a sensitivity analysis detailing the impact that a change in one variable, in this case the offering price, will have on dilution and earnings per share.

Dividend Policy, page 34

40.    We note from the disclosure on page 34 and from Note (13) to the financial statements that you declared and paid a $500 million dividend to your Class L common shareholders on December 3, 2010. In this regard, it appears that such dividend is to be paid out of proceeds of the offering rather than from the current year’s earnings. As such, “adjusted” pro forma per share data should be presented, on the face of your financial statements for the latest year and interim period only, giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS and pro forma EPS as requested in our comment above. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please note that for purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. Refer to the guidance outlined in SAB Topic 1:B:3.

Response to Comments 38, 39 and 40:

The Staff’s comments are noted and the Company supplementally advises the Staff that it will revise the consolidated balance sheet in the interim financial statements to reflect the inclusion of pro forma balance sheet information as of March 26, 2011 giving effect to the change in capitalization, and it will revise the consolidated statements of operations in the interim and annual financial statements to include pro forma earnings per share for fiscal year 2010 and the

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three months ended March 26, 2011 giving effect to the number of shares into which the Class L shares will convert in connection with this offering, at the same time that the offering price range is included in the Registration Statement. At that point, the notes to the Company’s annual and interim financial statements will also be revised to explain the nature of the pro forma presentations, including a discussion related to the significant assumptions used in calculating the pro forma weighted average shares.

Upon inclusion of the offering price range in the Registration Statement, the Company will also include in the notes to the annual and interim financial statements a sensitivity analysis detailing the impact that a change in the offering price will have on pro forma earnings per share for the respective periods. The pro forma earnings per share calculations presented in the notes to the unaudited pro forma condensed consolidated financial statements on pages 50 and 52 include a similar sensitivity analysis, and the numerical data in this analysis will be included at the same time that the offering price range is included in the Registration Statement. The Company has also included a similar sensitivity analysis related to shares outstanding and dilution on pages 34 and 39 of the Registration Statement. The numerical data for these dilution sensitivity analyses will also be included at the same time that the offering price range is included in the Registration Statement.

Additionally, the Company will revise the consolidated statements of operations to include adjusted pro forma per share data, in accordance with the interpretation of SAB Topic 1:B:3, for fiscal year 2010 and the three months ended March 26, 2011, giving effect to the number of shares that would be necessary to pay the $500 million dividend, in excess of earnings, that was paid on December 3, 2010, at the same time that the offering price range is included in the Registration Statement. The notes to the Company’s annual and interim financial statements will also be revised at that time to explain the nature of the adjusted pro forma presentations.

Selected historical consolidated financial and other data, page 39

41.    Since it appears that franchisee reported sales is equivalent to systemwide sales, a prohibited non-GAAP measure, please discontinue your presentation of franchisee reported sales included in the table presented on page 41.

Response to Comment 41:

The Company supplementally advises the Staff that the franchisee-reported sales data included in the Registration Statement is not equivalent to systemwide sales because it does not include sales at company-owned stores, which company-owned store sales data is included as a separate line

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item in the table on page 43 of the Registration Statement. The combination of franchisee- reported sales and company-owned store sales, which combination is not presented in the table, would be the equivalent of systemwide sales. The Company’s management believes that franchisee-reported sales information is useful to investors in assessing consumer acceptance of the Company’s brands, providing trend information and facilitating an understanding of the Company’s financial performance, since the Company’s franchisees pay royalties based on a percentage of their sales. The Company’s management uses franchisee-reported sales information internally in connection with store development decisions, planning and budgeting analysis. Further, the Company believes that franchisee-reported sales is not a prohibited non-GAAP financial measure as defined in Regulation G because franchisee-reported sales is not derived from or based on a directly comparable measure in the Company’s financial statements. Rather, franchisee-reported sales is an operational measure used by management, the investor community and analysts who follow the Company’s industry to measure performance across the industry. Because franchisee-reported sales is an operating measure, the Company believes that, consistent with the SEC’s position in the release adopting Regulation G (Release No. 33-8176) that non-GAAP financial measures do not include operating and other statistical measures, franchisee reported sales is not a “non-GAAP financial measure” as defined in Regulation G.

Liquidity and capital resources, page 61

42.    We note your disclosure that your senior credit facility requires you to maintain a certain leverage ratio and a coverage ratio that “will adjust over time.” Please disclose how these ratios will adjust over time.

Response to Comment 42:

The Registration Statement has been revised on page 73 in response to this comment to provide additional disclosure regarding how the identified ratios will adjust over time.

Business, page 68

43.    Please revise your Business section to provide more detail regarding the structure, ownership, and management of the NDCP and its relationship to Dunkin’ Donuts. Please disclose the “certain contractual rights” you have to control the NDCP and file the contract with the NDCP as an exhibit to your filing or advise as to why this is not necessary.

Response to Comment 43:

The Registration Statement has been revised on page 93 in response to this comment to provide additional detail regarding the structure, ownership and management of National DCP, LLC (the “NDCP”) and its relationship to the Company. The Company supplementally advises the Staff that it does not believe that its agreement with the NDCP is a material agreement within the meaning of Item 601(b)(10) of Regulation S-K. In particular, the Company notes that other than the potential payments under the limited guarantee described below and disclosed on page 74

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of the Registration Statement under “Off balance sheet obligations,” the Company does not pay or receive any fees, expenses, royalties or other amounts under the NDCP agreement.

The NDCP was formed in 2006 by four regional distribution centers that are wholly-owned by franchisees to centralize procurement and distribution of food products, supplies, packaging, equipment, materials, construction materials, technology, and services in order to seek to capitalize on economies of scale. The Company’s role under the NDCP agreement is generally limited to matters relating to quality assurance and supplier certification as well as working with the NDCP to promote best practices in the franchisee supply chain, including franchisee store-level ordering and inventory management practices. In connection with the arrangements under the NDCP agreement, the Company has granted the NDCP rights to use certain trademarks and other intellectual property in connection with the provision of supply chain services to franchisees. In order to protect the Company’s intellectual property and ensure that suppliers used by the NDCP meet the Company’s minimum standards for each product or service supplied, the Company has certain limited contractual rights under the NDCP agreement, which are described on page 93 of the Registration Statement.

As described on pages 74 and F-66 of the Registration Statement the Company has agreed to guarantee certain minimum levels of purchases by franchisees through the NDCP in order to enable the NDCP to secure more favorable pricing from suppliers. If all of the Company’s guarantee obligations related to the NDCP agreement were required to be paid, the aggregate amount owed by the Company would be $8.4 million. In addition, to date the Company has not been required to make any payments under the guarantees under the NDCP agreement and, as disclosed on pages 74 and F-66 of the Registration Statement, the Company does not currently expect that it will be required to do so in the future. Further the Company does not believe that its business is substantially dependent upon the NDCP agreement or that a termination of the existing NDCP agreement would have a material adverse effect on the Company.

For the foregoing reasons, the Company does not believe that the NDCP agreement constitutes a material agreement within the meaning of Item 601(b)(10) of Regulation S-K.

Franchised business model provides an attractive platform for growth, page 70

44.    We note your discussion regarding the benefits of the franchise model. Please revise here to briefly disclose the drawbacks of the franchise model, such as, for example, the lack of ability to quickly grow your business or to scale back operations, if necessary.

Response to Comment 44:

The Registration Statement has been revised on page 80 in response to this comment.

Drive accelerated international growth of both brands, page 73

45.    We note that you intend to pursue opportunities in China, Germany, Spain, Russia and other countries where you believe your presence is underserved. Please revise to disclose the

Securities and Exchange Commission	- 17 -	June 7, 2011

status of each of these initiatives, your estimated timeline for increasing your presence in these markets, and the number of stores that you hope to add in the near future.

Response to Comment 45:

The Registration Statement has been revised on page 84 to clarify that the expansion opportunities are expected to be pursued over the next several years. Additionally, the Company supplementally advises the Staff that while it has included disclosure in the Registration Statement regarding its anticipated 450 to 500 net new store openings internationally in 2011 and 2012 (see page 5 of the Registration Statement) the Company believes that further detail regarding the breakdown of that amount by country before the Company has opened such stores could be competitively harmful to the Company.

46.    Please briefly explain what you mean by your “disciplined process” of identifying new markets to enter and provide more detail regarding the steps that you have taken thus far.

Response to Comment 46:

The Registration Statement has been revised on pages 6 and 84 in response to this comment to remove the identified disclosure.

Industry overview, page 74

47.    Refer to your disclosure regarding the compound annual growth rate for QSR visits in the U.S. during the breakfast daypart. Please revise to balance this disclosure by stating that you cannot provide any assurances that such growth rates will be sustained in the future. Also make similar revisions under the “Dunkin’ Donuts–U.S.” section on page 74.

Response to Comment 47:

The Registration Statement has been revised on page 85 in response to this comment to include the requested statement.

Baskin-Robbins-U.S., page 75

48.    Please revise the second sentence to state as a belief of management.

Response to Comment 48:

The Registration Statement has been revised on page 86 in response to this comment.

Securities and Exchange Commission	- 18 -	June 7, 2011

Manufacturing of Dunkin’ Donuts bakery goods, page 83

49.    Please revise to state as a belief of management that “the brand is supportive of profit building initiatives as well as protecting brand quality standards and consistency.”

Response to Comment 49:

The Registration Statement has been revised on page 94 in response to this comment.

Management, page 89

50.    Please revise to disclose each director’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Response to Comment 50:

The Registration Statement has been revised on pages 100 and 101 in response to this comment.

Long-term equity incentive program, page 100

51.    Please advise as to whether the company expects any Tranche 5 options to vest upon consummation of the offering.

Response to Comment 51:

The Company supplementally advises the Staff that it does not expect any tranche 5 options to vest upon consummation of the offering.

Short-term incentive awards, page 102

52.    Please revise to disclose the targeted and actual performance objectives achieved associated with your fiscal year 2010 annual incentive awards, including EBITDA and financial and operational business goals such as revenue, comparable store sales, systemwide sales and net development. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed analysis as to why disclosure of these company-wide goals would result in meaningful competitive harm. As many other companies disclose such targets without harm, we would expect your analysis to include a specific discussion of what makes your situation unique.

Response to Comment 52:

Securities and Exchange Commission	- 19 -	June 7, 2011

The Registration Statement has been revised on pages 112 and 113 in response to this comment to disclose the targeted and actual performance objectives achieved associated with the Company’s fiscal year 2010 annual incentive awards.

53.    Please revise to disclose the “one-time or unusual items,” which were excluded from the EBITDA calculation and the reason such items were excluded.

Response to Comment 53:

The Registration Statement has been revised on page 112 in response to this comment to disclose the one-time or unusual items.

54.    Please revise this section and, in particular, the last paragraph, to disclose how you determined that each named executive officer was entitled to the percentage and amount of compensation that each was awarded. Specifically include, for each officer, a discussion of how the compensation committee determined the extent to which his primary and secondary goals were met and how these goals were aggregated together to arrive at a ·final bonus amount.

Response to Comment 54:

The Registration Statement has been revised on page 113 in response to this comment.

Change of control, page 115

55.    Please revise the last sentence of the third-to-last paragraph on page 115 to disclose the “specified internal rate of return.”

Response to Comment 55:

The Registration Statement has been revised on page 125 in response to this comment to disclose the specified internal rate of return.

Management agreement, page 124

56.    Please file the management agreement as an exhibit to your filing or advise.

Response to Comment 56:

The Registration Statement has been revised in response to this comment to include the management agreement as Exhibit 10.28.

Securities and Exchange Commission	- 20 -	June 7, 2011

Material U.S. federal tax considerations, page 138

57.    Please delete phrase that the tax summary “is for general information only,” as investors are entitled to rely on this section.

Response to Comment 57:

The Registration Statement has been revised on page 152 in response to this comment to delete the identified phrase.

Notes to Consolidated Financial Statements

Change in accounting for contingent rental income, page F-19

58.    You indicate that due to a change in accounting methodology, goodwill increased by $3.2 million, which represents the cumulative deferral of income, net of deferred taxes, as of March 1, 2006 (the date of the BCT acquisition). In this regard, it is unclear how you determined that a change in accounting methodology outside the measurement period should be reflected as an increase to goodwill associated with the BCT acquisition. In this regard, please provide us with the specific accounting literature you used to arrive at your conclusion. Also, tell us whether such adjustments relate solely to the cumulative deferral of income associated with BCT contingent rentals or whether they relate to the cumulative deferral of income associated with all of your contingent rental agreements.

Response to Comment 58:

The Company supplementally advises the Staff that the BCT acquisition occurred on March 1, 2006 when Dunkin’ Brands Group, Inc. (DBGI) acquired the business of Dunkin’ Brands, Inc. DBGI is a holding company established by the Sponsors to effect the acquisition, and therefore, the business conducted by Dunkin’ Brands, Inc. was considered to be both the predecessor business and successor business with respect to this acquisition. Although no pre-acquisition fiscal periods are required to be included in the Registration Statement, the effects of the change in accounting principle are applicable to the pre-acquisition periods as well.

Deferred rent income, which represents advance contingent rent payments made by lessees which have not yet been earned for accounting purposes, was recorded in the original acquisition opening balance sheet as of March 1, 2006 based on contingent rental guidance available to private companies. In connection with a change in accounting principle, ASC 250-10-45-5 requires that the new accounting principle “be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented” and “an offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.” Since the business of Dunkin’ Brands, Inc. is the predecessor business of DBGI, the earliest period for which retrospective application is practicable precedes the March 1, 2006 acquisition date, and the corresponding adjustment to retained earnings would have been reflected in a pre-acquisition period, although no pre-acquisition fiscal period is required to be included in the Registration

Securities and Exchange Commission	- 21 -	June 7, 2011

Statement. At the acquisition date, historical equity, including retained earnings, was replaced by the new capital structure of DBGI. Had deferred rent income been recorded in the opening balance sheet based on contingent rental guidance for companies subject to SEC interpretations, deferred rent income would have increased by $3.2 million, with a corresponding increase to goodwill.

The contingent rental adjustments relate to all lease arrangements with contingent rental provisions in place in each period presented.

Note (4) Franchise fees and royalty income, page F-20

59.    Since the Company’s operations are largely comprised of franchised operations, please revise the notes to the financial statements to include the disclosures outlined in ASC 952-605-50-3 with respect to changes in the number of franchised and franchisor owned operations.

Response to Comment 59:

The Registration Statement has been revised on pages F-20 and F-59 to include the disclosures outlined in ASC 952-605-50-3 to disclose the changes in the number of franchised and franchisor-owned stores.

Note (13) Stockholders’ Equity, page F-33

60.    Please revise the notes to the Company’s financial statements to include an analysis of changes in the Class L common stock during each period presented in the Company’s statements of operations. Refer to the guidance outlined in Rule 5-02(27)(c) of Regulation S-X.

Response to Comment 60:

The Registration Statement has been revised on page F-34 to include an analysis of the changes in the Class L common stock during each period presented in the Company’s statements of operations.

(c) Equity incentive plans

61.    We note from the disclosures included in Note 13 and Note 9 in the interim financial statements that during the various periods presented in the financial statements, the Company issued a significant number of stock-based compensation grants. Given that there is currently no public trading market for the Company’s common shares and there appears to be no recent third party transactions in which the Company issued a significant number of its shares, please address the following:

•	We note from the discussion in the second paragraph on page F-36 that the fair value of the Company’s restricted common shares was estimated on the date of grant based on recent

Securities and Exchange Commission	- 22 -	June 7, 2011

transactions and third party valuations of the Company’s common stock. Please tell us both the method and significant assumptions that were used in the third party valuations of the Company’s common stock for the restricted shares that were granted during each period presented in the Company’s financial statements.

•

Please tell us how the Company determined the fair value of its common shares at the grant dates for the options granted to the Company’s executive and nonexecutive employees during all periods presented. Your response should indicate both the method and significant assumptions that were used in preparing the valuation of the Company’s shares at the grant date that were used in the related option pricing model to value the Company’s stock option grants. We may have further comment upon review of your response.

Response to Comment 61:

The Company supplementally advises the Staff that it granted restricted shares and stock options to employees during the periods presented in the Company’s financial statements as follows:

Grant date	Number of restricted shares	Number of executive options	Number of nonexecutive options	Fair value per Class A share

6/24/2008	–	–	318,000	$1.19
7/1/2008	735,000	–	–	$1.19
5/15/2009	–	–	68,100	$0.42
2/23/2010	–	20,900,000	–	$0.66
7/26/2010	–	775,000	90,000	$1.10
8/6/2010	–	25,000	925,000	$1.10
3/9/2011	–	2,910,000	100,000	$1.60

The fair value of Class A common stock underlying the Company’s restricted shares and options was determined based on contemporaneous valuations performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized by the independent third-party valuation specialist was consistent for all valuations completed from 2006 through the first quarter of fiscal year 2011. Financial projections underlying the valuation were determined by management based on long-range projections that are prepared on at least an annual basis and reviewed with the board of directors. Due to the Company’s two classes of common stock, Class A and Class L, the valuation approach was a two-step process in which the overall equity value of the Company was determined, and then allocated between the two classes of common stock.

Overall enterprise and equity values were estimated using a combination of both market and income approaches in order to corroborate the values derived under the different methods. The market-based approach was based on multiples of historical and projected earnings before interest, taxes, depreciation, and amortization (EBITDA) utilizing trading multiples of a selected peer group of quick service restaurant companies. The selected peer group was generally

Securities and Exchange Commission	- 23 -	June 7, 2011

consistent in each valuation and included a consistent focus on three core peer comparables. The selected multiples from the peer group were then applied to the Company’s historical and projected EBITDA to derive indicated values of the total enterprise. The income approach utilized the discounted cash flow method, which determined enterprise value based on the present value of estimated future net cash flows the business is expected to generate over a forecasted five-year period plus the present value of estimated cash flows beyond that period based on a level of growth in perpetuity. These cash flows were discounted to present value using a weighted average cost of capital (“WACC”), which reflects the time value of money and the appropriate degree of risks inherent in the business. Net debt as of the valuation date was then deducted from the total enterprise values determined under both the market and income approaches to determine the equity values. Once calculated, the market and income valuation approaches were then weighted to determine a single total equity value, with 60% of the weighting allocated to the market approach and 40% of the weighting allocated to the income approach. The weighting was consistent for all periods.

The total equity value at each valuation date was then allocated to Class A and Class L common stock based on the probability weighted expected return method (the “PWERM methodology”), which involved a forward-looking analysis of possible future exit valuations based on a range of EBITDA multiples at various future exit dates, the estimation of future and present value under each outcome, and the application of a probability factor to each outcome. The PWERM methodology consisted of the following:

•

The range of possible future exit dates and the weightings within that range were estimated at each valuation date based on input from the Sponsors given the current and future economic outlook as of that date.

•

The range of EBITDA multiples realized at the possible future exit dates were based on a core multiple that was selected based on the same peer group referenced in the market-based approach used to derive the total equity value above. The core EBITDA multiple utilized was generally consistent for all periods, ranging from 10.0x to 10.5x. A range of EBITDA multiples was developed by increasing or decreasing the core multiple by a deviation of one, with the core three multiples given a cumulative weighting of 70%. The EBITDA multiple deviations and weightings applied to the range of EBITDA multiples were consistent for all periods.

•

Returns to each class of common stock as of each possible future exit date and under each EBITDA multiple scenario were calculated by (i) first allocating equity value to the Class L common stock up to the amount of its preferential distribution amount at the assumed exit date and (ii) allocating any residual equity value to the Class A common stock and the Class L common stock on a participating basis. The position of the Class A common stock as the lowest security in the capital structure and only participating in returns after the Class L preferential distribution amount is satisfied results in greater volatility in the Class A common stock fair value.

•

The present value of the returns to each class of common stock as of each possible future exit date and under each EBITDA multiple scenario were calculated using discount rates appropriate for the respective class of common stock.

Securities and Exchange Commission	- 24 -	June 7, 2011
•

The present value returns were then weighted based on the specific probabilities of the respective EBITDA multiple and exit date scenarios to calculate the overall price per share as of the valuation date for each class of common stock.

The significant assumptions underlying the common stock valuations at each grant date were as follows:

			Discounted cash flow		PWERM
Grant Date(s)	Fair value per Class A share	EBITDA multiples	Perpetuity growth rate	Discount rate (WACC)	Core multiple	Weighted average years to exit	Class A discount rate	Class L discount rate

6/24/2008, 7/1/2008	$1.19	10.0x - 11.0x	3.5%	9.5%	10.5x	2.0	40.0%	12.0%
5/15/2009	$0.42	10.0x	3.5%	10.4%	10.0x	2.5	45.0%	13.0%
2/23/2010	$0.66	10.0x - 10.5x	3.5%	9.8%	10.5x	2.3	42.5%	12.5%
7/26/2010, 8/6/2010	$1.10	10.5x - 11.0x	3.0%	10.2%	10.5x	2.0	42.5%	12.5%
3/9/2011	$1.60	10.0x - 11.0x	3.0%	10.6%	10.5x	1.6	32.5%	11.5%

From 2008 through the first fiscal quarter of 2011, the overall equity value of the Company has trended consistent with overall stock market indices and companies within the restaurant industry. The Company’s equity value declined towards the end of 2008 and into early 2009 driven by broad economic trends that impacted both internal financial results and projections, as well as overall market multiples and values. Since that time period, the overall equity markets have partially recovered, and the Company’s total equity value has tracked along with that recovery. The Company’s Class A common stock has realized greater volatility over this period than the Company’s overall equity value due to its placement within the capital structure, where the Class L common stock is entitled to receive a 9% preferred return.

62.    With respect to any stock-based compensation grants during the twelve month period preceding the date of the most recent balance sheet included in the registration statement, please revise the notes to the Company’s financial statements to include the following disclosures:

•	For each grant date, please disclose the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option.

•	Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

•	If the valuation was performed by a related party, disclose that fact along with the Company’s relationship to the related party.

Refer to the guidance outlined in paragraph 179 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response to Comment 62:

The Company has revised the notes to the financial statements, specifically Note 13 of the annual financial statements and Note 10 in the interim financial statements, to include the exercise price and fair value of the underlying common stock for each grant of stock-based compensation during the twelve months ended March 26, 2011. There was no intrinsic value at the grant date for any options granted during this timeframe. Additionally, the notes to the financial statements

Securities and Exchange Commission	- 25 -	June 7, 2011

have also been revised to disclose that the fair value of the underlying common stock was determined based on a valuation performed contemporaneously by an independent third-party valuation firm.

63.    Also, to the extent that the fair value of the equity instruments granted during the twelve months prior to the date of the most recent balance sheet included in the registration statement is based on either a retrospective valuation or a valuation performed by a related party, please revise MD&A to disclose the following with respect to the issuance of such equity instruments:

•	Discuss the significant factors, assumptions and methodologies used in determining fair value.

•

Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the public offering, the fair value as determined by that valuation.

•

The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist. Refer to the guidance outlined in paragraph 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response to Comment 63:

The Company supplementally advises the Staff that for stock-based awards granted during the twelve months ended March 26, 2011, the fair value of the underlying common stock was determined based on a valuation performed contemporaneously by an independent third-party valuation firm. As such, no additional disclosures have been included in the Registration Statement.

64.    We note that certain disclosures required by ASC 718-10-50 have not been included in Note 13. Please revise to disclose the aggregate intrinsic value of options outstanding, options exercisable and options expected to vest as of the latest balance sheet date presented. Also, please disclose the intrinsic value of options exercised during each period presented in your statements of operations.

Response to Comment 64:

The Registration Statement has been revised on pages F-38 and F-39 to disclose the aggregate intrinsic value of options outstanding, options exercisable and options expected to vest as of December 25, 2010. The intrinsic value of options exercised has not been disclosed as no options were exercised during any of the periods presented in the statements of operations.

65.    We note from the disclosures included in Note 13 that certain restricted shares and options granted by the Company provide for performance conditions which cannot· currently be deemed probable of occurring. Please tell us and revise Note 13 to explain in further detail the specific nature and terms of the performance conditions that must occur for the restricted shares and options to become vested. If any of the restricted shares and options will vest in connection

Securities and Exchange Commission	- 26 -	June 7, 2011

with the planned public offering, please revise MD&A to discuss the amount of expense that is expected to be recognized as a result of their vesting.

Response to Comment 65:

The Registration Statement has been revised on pages F-35 through F-37 to explain in further detail the specific nature and terms of the performance conditions applicable to the Tranche 2 and Tranche 3 restricted shares and Tranche 5 stock options, and what must occur for these awards to vest. Additionally, the Company has explained why these conditions were not deemed probable of being achieved at the balance sheet date. The Company supplementally advises the Staff that all equity awards have service-based conditions, and certain awards have performance and market conditions as described below:

1.	Tranche 2 restricted shares have performance conditions that are based on annual EBITDA targets which were not achieved for fiscal years 2008, 2009, and 2010 and are not expected to be achieved in the future.

2.	Tranche 3 restricted shares do not become eligible to vest until the achievement of the performance condition, which is defined as an initial public offering or a change in control. Six months following an initial public offering (and every three months subsequent to that date), or immediately upon a change in control, the investor rate of return (IRR) is measured. Based on these measurements, a vesting percentage is determined that increases ratably over a range of investor rates of return between 20% and 24%. This vesting percentage is then applied to the number of shares eligible to vest based on satisfaction of the service condition at the measurement date. Since the IRR threshold is considered a market condition, the compensation expense for Tranche 3 awards will be recorded as long as the service period is satisfied and the performance condition (initial public offering or change in control) is achieved, even if the market condition (IRR threshold) is never achieved.

3.	Tranche 5 executive options do not begin to vest until the achievement of the performance condition, which is defined as the sale of shares held by the Sponsors. No such shares will be sold in the proposed initial public offering. When and if such a sale of shares occurs in the future, and assuming the requisite service has also been provided, the options will vest in proportion to the percentage of shares sold by the Sponsors as compared to the total shares originally purchased by the Sponsors, but only if the aggregate return on those shares sold is twice the shares’ original purchase price (a market condition). All of the options also could vest, assuming the requisite service has been provided, if the aggregate amount of cash received by the Sponsors through sales of shares, distributions, or dividends, divided by the initial purchase price paid by the Sponsors for the shares, is at least two.

Based on the combination of service, performance, and market conditions, none of these awards are expected to vest in connection with the planned public offering. However, all compensation expense will be recognized for Tranche 3 restricted shares upon the effective

Securities and Exchange Commission	- 27 -	June 7, 2011

date of the initial public offering because the performance condition will have been met and both the explicit service period related to the service condition and the derived service period related to the market condition will have been delivered. Since the metrics inherent in the market condition will not have been achieved upon the initial public offering, the Tranche 3 awards will not yet be vested. The Company has added disclosure to Management’s discussion and analysis of financial condition and results of operations on page 60 of the Registration Statement to indicate that all compensation expense related to Tranche 3 restricted shares in the amount of approximately $4 million will be recorded in the period that includes the closing date of the initial public offering.

66.    We note from the disclosure included on page F-37 that the Company determined the expected term for the Tranche 4 options granted to executives using the simplified method. We also note from the disclosure on page F-38 that the simplified method was also used to determine the expected term for option grants to nonexecutive employees. Please revise to disclose the reasons why this method was used for certain of the Company’s stock-based compensation grants, the types of share option grants for which the method was used if not used for all stock-based compensation grants and the periods for which the method was used if not used consistently for all periods. Refer to the guidance outlined in SAB Topic 14:D:2, Question 6.

Response to Comment 66:

The Registration Statement has been revised on pages F-38 and F-39 to include the reason why the simplified method was used, the types of share option grants for which the method was used, and that the method was consistently used in all periods. The Company supplementally advises the Staff that the use of the simplified method is appropriate for the Tranche 4 share options and all nonexecutive share options because they were deemed to qualify as plain vanilla share options. This was determined because the awards were granted at-the-money, contain only a service condition, are to be forfeited upon termination of service if unvested, remain exercisable if vested following termination for a maximum of three months (except in the case of death or disability where options can remain exercisable for up to one year), and are non-transferable and non-hedgeable. The simplified method was not used for Tranche 5 share options because they contain performance and market conditions. The expected term of the Tranche 5 options is an output of the valuation used to value the awards.

Note (17) Related-Party Transactions, page F -49

67.    Please revise the notes to the Company’s financial statements to disclose the significant terms of the Investor Agreement and the Registration Rights and Coordination Agreement that have been entered into between the Company and the Sponsors as discussed on pages 123 and 124 of the registration statement. Refer to the disclosure requirements outlined in ASC 850-10-50-1.

Response to Comment 67:

Securities and Exchange Commission	- 28 -	June 7, 2011

The Registration Statement has been revised on pages F-49 and F-68 to disclose the significant terms of the Investor Agreement and the Registration Rights and Coordination. The Company supplementally advises the Staff that each of the Investor Agreement and the Registration Rights and Coordination Agreement will be amended in connection with the consummation of this offering as described on page 136 of the Registration Statement.

68.    Also, we note from the disclosure in the risk factors on page 25 that after the completion of the public offering, the Sponsors will continue to control a majority of the voting power of your outstanding common stock. Please revise the notes to the Company’s financial statements to disclose the existence of this control relationship. Refer to the guidance outlined in ASC 850-10-50-6.

Response to Comment 68:

The Registration Statement has been revised on pages F-49 and F-68 to disclose the fact that the Sponsors have a controlling interest in the Company.

Dunkin Brands Group Inc. and Subsidiaries Interim Financial Statements, page F-51

Notes to the Consolidated Financial Statements

69.    Please revise the notes to the Company’s interim financial statements to include the summarized income statement information required by Rule 10-01(b)(1) of Regulation S-X with respect to the Company’s equity method investees, BR Japan and BR Korea or explain why you do not believe these disclosures are required.

Response to Comment 69:

The Company acknowledges the requirement in Rule 10-01(b)(1) of Regulation S-X for certain summarized interim income statement information of significant equity method investees. However, the Company supplementally advises the Staff that BR Japan and BR Korea are foreign businesses that it believes would also meet the definition of a foreign private issuer if they were issuers, and would therefore not be required to file quarterly financial information with the Commission pursuant to Rule 13a–13 or 15d–13 if they were registrants. As such, the Company believes that the requirements for Other Reporting Companies under Rule 10-01(b)(1) of Regulation S-X are not applicable under the circumstances and as a result the Company has not included summarized interim income statement information for BR Japan and BR Korea in the Registration Statement.

Item 17. Undertakings, page II-6

70.    Please provide the undertaking set forth in Item 512(f) of Regulation S-K or advise.

Response to Comment 70:

Securities and Exchange Commission	- 29 -	June 7, 2011

The Registration Statement has been revised in response to this comment to include on page II-6 the undertaking set forth in Item 512(f) of Regulation S-K.

Exhibits

71.    Please file all exhibits and schedules to your Credit Agreement.

Response to Comment 71:

The Registration Statement has been revised in response to this comment to file all exhibits and schedules to the credit agreement as part of Exhibit 10.20.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Ryan G. Schaffer of our offices at (617) 951-7191.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Nigel Travis
Richard Emmett

ANNEX A

Unaudited Pro Forma Condensed Consolidated Balance Sheet

March 26, 2011

(In thousands)

					Adjustments for Other Transactions

	Historical As Reported March 26, 2011	Adjustments Related to the Offering		Pro Forma for the Offering March 26, 2011	Reclassification of Common Stock		Termination of Sponsor Management Agreement		$100M Term Loan Borrowing		Pro Forma for the Offering and Other Transactions March 26, 2011

Assets

Current assets:
Cash and cash equivalents	$120,508	(20,444	)(1)	100,064	—		(14,000	)(9)	(9,081	)(13)	76,983
Prepaid income taxes	11,767	6,582	(2)	18,349	—		5,800	(10)	3,281	(14)	27,430
Other current assets	115,905	—		115,905	—		(500	)(11)	—		115,405

Total current assets	248,180	(13,862)		234,318	—		(8,700)		(5,800)		219,818
Goodwill	888,675	—		888,675	—		—		—		888,675
Other intangible assets, net	1,528,752	—		1,528,752	—		—		—		1,528,752
Other assets	449,570	(9,110	)(3)	440,460	—		—		(2,430	)(15)	438,030

Total assets	$3,115,177	(22,972)		3,092,205	—		(8,700)		(8,230)		3,075,275

Liabilities, Common Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$14,000	—		14,000	—		—		1,000	(16)	15,000
Other current liabilities	225,394	(12,301	)(4)	213,093	—		—		(4,767	)(17)	208,326

Total current liabilities	239,394	(12,301)		227,093	—		—		(3,767)		223,326

Long-term debt, net	1,848,218	(369,531	)(5)	1,478,687	—		—		458	(18)	1,479,145
Deferred income taxes, net	587,124	—		587,124	—		—		—		587,124
Other long-term liabilities	127,624	—		127,624	—		—		—		127,624

Total long-term liabilities	2,562,966	(369,531)		2,193,435	—		—		458		2,193,893

Common stock, Class L	862,184	—		862,184	(862,184	)(8)	—		—		—
Stockholders’ equity (deficit):
Common stock, Class A	192	—		192	(192	)(8)	—		—		—
Common stock	—	24	(6)	24	113	(8)	—		—		137
Additional paid-in capital	196,245	368,708	(6)	564,953	870,728	(8)	—		—		1,435,681
Treasury stock, at cost	(1,919)	—		(1,919)	(8,465	)(8)	—		—		(10,384)
Accumulated deficit	(762,469)	(9,872	)(7)	(772,341)	—		(8,700	)(12)	(4,921	)(19)	(785,962)
Accumulated other comprehensive income	18,584	—		18,584	—		—		—		18,584

Total stockholders’ equity (deficit)	(549,367)	358,860		(190,507)	862,184		(8,700)		(4,921)		658,056

Total liabilities, common stock, and stockholders’ equity (deficit)	$3,115,177	(22,972)		3,092,205	—		(8,700)		(8,230)		3,075,275

Adjustments Related to the Offering

(1)	To reflect adjustments made to cash for the following:

Proceeds from this offering	$400,000
Less: estimated fees and expenses related to this offering	(31,268)
Less: repayment of Senior Notes	(375,000)
Less: payment of accrued interest on $375.0 million of Senior Notes as of March 26, 2011	(12,301)
Less: prepayment premium due upon repayment of $375.0 million of Senior Notes	(1,875)

$(20,444)

(2)	To adjust prepaid income taxes to reflect the recording of a tax benefit related to the loss on debt extinguishment, as calculated in note 7 below.

(3)	To reflect the write-off of deferred financing costs in connection with the repayment of the Senior Notes.

(4)	To reflect the payment of accrued interest of $12.3 million related to $375.0 million of Senior Notes as of March 26, 2011.

(5)	To reflect the repayment of Senior Notes with a face amount of $375.0 million, net of unamortized original issue discount of $5.5 million.

(6)	To reflect the issuance of 23,529,412 shares of the Company's common stock offered hereby at an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus), net of estimated offering expenses of $31.3 million.

(7)	To reflect the loss on debt extinguishment to be recorded in connection with the repayment of $375.0 million of Senior Notes, which consists of the following:

Write-off of deferred financing costs related to the Senior Notes	$(9,110)
Write-off of original issue discount related to the Senior Notes	(5,469)
Prepayment premium due upon repayment of the Senior Notes	(1,875)

Loss on debt extinguishment before income taxes	(16,454)
Tax benefit	6,582

Loss on debt extinguishment after income taxes	$(9,872)

Reclassification of Common Stock

(8)	To reflect the reclassification of Class A common stock into common stock, the conversion of Class L common stock to common stock based on its preferential distribution amount as of March 26, 2011 of $862.2 million, and an approximate 1-to-3.84 reverse stock split. The conversion of Class L common stock to common stock includes the conversion of Class L common treasury stock into common treasury stock of $8.5 million representing historical Class L common stock held in treasury at the shares’ reacquisition cost.

Termination of Sponsor Management Agreement

(9)	To reflect cash that will be paid to terminate the management agreement with the Sponsors in connection with this offering of approximately $14.0 million, which is equal to the net present value of the aggregate amount of the $3.0 million annual management fee that would have been payable in each of the five years following such termination less amounts prepaid at March 26, 2011.

(10)	To adjust prepaid income taxes to reflect a tax benefit of $5.8 million related to the recognition of the termination fee for the management agreement with the Sponsors.

(11)	To reflect a reduction in prepaid expenses of $500,000 for prepaid Sponsor management fees as of March 26, 2011.

(12)	To reflect the expense for the $14.5 million termination fee related to the management agreement with the Sponsors, net of a tax benefit of $5.8 million.

$100 Million Term Loan Borrowing

(13)	To reflect the net decrease in cash as a result of the repayment of $100.0 million of Senior Notes, offset by an increase in cash as a result of the additional term loan borrowing. The adjustments made to cash are as follows:

Proceeds from the additional term loan borrowing	$100,000
Less: payment of accrued interest on the term loan as of March 26, 2011	(1,487)
Less: estimated fees associated with the additional term loan borrowing	(3,814)
Less: repayment of Senior Notes	(100,000)
Less: payment of accrued interest on $100.0 million of Senior Notes as of March 26, 2011	(3,280)
Less: prepayment premium due upon repayment of $100.0 million of Senior Notes	(500)

$(9,081)

(14)	To adjust prepaid income taxes to reflect the recording of a tax benefit related to the loss on debt extinguishment, as calculated in note 19 below.

(15)	To reflect the write-off of deferred financing costs in connection with the repayment of the Senior Notes.

(16)	To reflect the current portion of long-term debt related to the additional term loan borrowing as the term loan requires the Company to make annual principal payments of 1% of the original principal amount.

(17)	To reflect the payment of accrued interest related to the term loan and accrued interest related to $100.0 million of the Senior Notes as of March 26, 2011.

(18)	To reflect the $100.0 million of additional term loan borrowings, net of $1.0 million classified within the current portion of long-term debt, offset by the repayment of Senior Notes with a face amount of $100.0 million, net of original issue discount of $1.5 million.

(19)	To reflect the loss on debt extinguishment to be recorded in connection with the repayment of the Senior Notes and the fees expensed in connection with the additional term loan borrowings. The adjustments consist of the following:

Write-off of deferred financing costs related to the Senior Notes	$(2,430)
Write-off of original issue discount related to $100.0 million of Senior Notes	(1,458)
Prepayment premium due upon repayment of $100.0 million of Senior Notes	(500)
Estimated fees associated with the additional term loan borrowings	(3,814)

Loss on debt extinguishment and refinancing transaction before income taxes	(8,202)
Tax benefit	3,281

Loss on debt extinguishment and refinancing transaction after income taxes	$(4,921)

Unaudited Pro Forma Consolidated Statement of Operations

Fiscal Year Ended December 25, 2010

(In thousands, except share and per share amounts)

	Historical As Reported Fiscal Year Ended December 25, 2010	Pro Forma Adjustments		Pro Forma Fiscal Year Ended December 25, 2010

Revenues:
Franchise fees and royalty income	$359,927	—		359,927
Rental income	91,102	—		91,102
Sales of ice cream products	84,989	—		84,989
Other revenues	41,117	—		41,117

Total revenues	577,135	—		577,135

Operating costs and expenses:
Occupancy expenses – franchised restaurants	53,739	—		53,739
Cost of ice cream products	59,175	—		59,175
General and administrative expenses, net	223,620	(3,000	)(1)	220,620
Depreciation and amortization	57,826	—		57,826
Other impairment charges	7,075	—		7,075

Total operating costs and expenses	401,435	(3,000)		398,435
Equity in net income of joint ventures	17,825	—		17,825

Operating income	193,525	3,000		196,525

Other income (expense):
Interest income	305	—		305
Interest expense	(112,837)	40,989	(2)	(71,848)
Loss on debt extinguishment	(61,955)	61,955	(3)	—
Other income, net	408	—		408

Total other expense	(174,079)	102,944		(71,135)

Income before income taxes	19,446	105,944		125,390
Provision (benefit) for income taxes	(7,415)	42,378	(4)	34,963

Net income	$26,861	63,566		90,427

Pro forma earnings per share:
Basic				$0.81	(5)
Diluted				$0.81	(5)

Pro forma weighted average common shares outstanding:
Basic				111,222,919	(5)
Diluted				111,551,058	(5)

(1)	To reflect a reduction of $3.0 million annually as a result of the termination of the management agreement with the Sponsors. Upon completion of this offering, we expect to incur an expense of approximately $14.5 million within general and administrative expenses and a corresponding tax benefit of $5.8 million related to the termination of the Sponsor management agreement, which have been excluded from the pro forma statement of operations. Additionally, the Company expects to record additional share-based compensation expense of approximately $4 million upon completion of this offering, related to restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or change of control. See “Management-Compensation discussion and analysis-Change in control.”

(2)	To adjust interest expense to reflect $1.5 billion of term loan borrowings under the senior credit facility as if such amount was outstanding during all of fiscal year 2010. The pro forma adjustments to historical interest expense result from the following debt transactions:

(a)	Elimination of historical interest expense on the securitization debt that was incurred from the beginning of fiscal year 2010 through the date of repayment of the securitization debt as part of the debt refinancing in November 2010.

(b)	Elimination of historical interest expense on the Senior Notes that was incurred from the date of issuance in November 2010 through the end of fiscal year 2010. A portion of the Senior Notes was repaid as part of the February 2011 re-pricing and additional term loan borrowings, and the remaining amount will be repaid as part of the May 2011 additional term loan borrowings and from the net proceeds of this offering.

(c)	Increase in interest expense on the term loan borrowings to reflect the term loans outstanding for the entire year. Interest expense on the term loan is calculated based on an initial term loan outstanding of $1.5 billion at an annual rate of 4.25%, reduced by principal payments of $3.75 million paid at the end of each calendar quarter. Upon completion of this offering and reaching a certain leverage ratio in the future, the annual interest rate floor may be permanently reduced by 0.25%, resulting in an annual rate of 4.0% for term loan borrowings.

(d)	Increase in interest expense on the revolving credit facility to reflect the revolving credit facility being outstanding for the entire year. Interest expense on the revolving credit facility is calculated based on $11.2 million utilized under the revolving credit facility for letters of credit at an annual rate of 3.125%, and a rate of 0.5% on the unused portion of the revolving credit facility.

(e)	Reduce amortization of deferred financing costs and original issue discount due to (i) the elimination of $6.0 million of amortization related to the securitization debt, (ii) the elimination of $182,000 of amortization related to the Senior Notes, and (iii) additional amortization related to the senior credit facility of $5.4 million.

Interest Expense:	Historical As Reported Fiscal Year Ended December 25, 2010	Pro Forma Adjustments		Pro Forma Fiscal Year Ended December 25, 2010

Securitization indebtedness	$92,988	(92,988	)(a)	—
Senior Notes	5,456	(5,456	)(b)	—
Term loan borrowings	6,589	57,628	(c)	64,217
Revolving credit facility	74	720	(d)	794
Deferred financing fees and original issue discount	6,523	(893	)(e)	5,630
Capital leases	505	—		505
Other	702	—		702

	$112,837	(40,989)		71,848

(3)	To eliminate the loss on debt extinguishment as the refinancing transaction that occurred during the year ended December 25, 2010 would not have occurred if this offering and related transactions had been consumated at the beginning of fiscal year 2010. We expect to incur losses on debt extinguishment related to the repayment of the Senior Notes and fees related to the additional term loan borrowings in the periods in which these events occur, which have been excluded from the pro forma statement of operations.

(4)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 40.0%.

(5)	Gives effect to the assumed conversion of all outstanding shares of Class L common stock at a conversion factor of approximately 2.72 common shares for each Class L share, and the assumed reclassification of all outstanding Class A common stock at a factor of one share of common stock for each Class A share, as if the initial public offering was completed at the beginning of fiscal year 2010. The conversion factor for the Class L common stock is estimated based on an offering price of $17.00 per share, the midpoint of the preliminary offering range of $16.00 to $18.00 per share. Shares to be sold in the offering are excluded from the pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of pro forma basic and diluted earnings per share:

	Basic	Diluted

Pro forma net income (in thousands)	$90,427	$90,427
Pro forma weighted average number of common shares:
Weighted average number of Class L shares	22,806,796	22,806,796
Class L conversion factor	2.7228	2.7228

Weighted average number of converted Class L shares	62,098,045	62,098,045
Weighted average number of Class A shares	49,124,874	49,453,013

Pro forma weighted average number of common shares	111,222,919	111,551,058

Pro forma earnings per common share	$0.81	$0.81

As the Class L conversion factor is determined based on the initial public offering price, the pro forma weighted average number of common shares, and therefore pro forma basic and diluted earnings per common share, would change if the offering price is not $17.00 per share. A $1.00 increase (decrease) in the assumed offering price per share would increase (decrease) our basic and diluted pro forma earnings per share for fiscal year 2010 by approximately $0.02 per share.

Unaudited Pro Forma Consolidated Statement of Operations

Three Months Ended March 26, 2011

(In thousands, except share and per share amounts)

	Historical As Reported Three Months Ended March 26, 2011	Pro Forma Adjustments		Pro Forma Three Months Ended March 26, 2011

Revenues:
Franchise fees and royalty income	$85,959	—		85,959
Rental income	22,131	—		22,131
Sales of ice cream products	22,716	—		22,716
Other revenues	8,407	—		8,407

Total revenues	139,213	—		139,213

Operating costs and expenses:
Occupancy expenses—franchised restaurants	12,288	—		12,288
Cost of ice cream products	15,124	—		15,124
General and administrative expenses, net	53,886	(750	)(1)	53,136
Depreciation and amortization	13,208	—		13,208
Impairment charges	653	—		653

Total operating costs and expenses	95,159	(750)		94,409
Equity in net income of joint ventures	782	—		782

Operating income	44,836	750		45,586

Other income (expense):
Interest income	115	—		115
Interest expense	(33,882)	15,874	(2)	(18,008)
Loss on debt extinguishment and refinancing transaction	(11,007)	11,007	(3)	—
Other income, net	476	—		476

Total other expense	(44,298)	26,881		(17,417)

Income before income taxes	538	27,631		28,169
Provision for income taxes	2,261	11,052	(4)	13,313

Net income (loss)	$(1,723)	16,579		14,856

Pro forma earnings per share:
Basic				$0.13	(5)
Diluted				$0.13	(5)
Pro forma weighted average common shares outstanding:
Basic				111,339,609	(5)
Diluted				111,890,923	(5)

(1)	To reflect a reduction of $750,000 quarterly as a result of the termination of the management agreement with the Sponsors. Upon completion of this offering, we expect to incur an expense of approximately $14.5 million within general and administrative expenses and a corresponding tax benefit of $5.8 million related to the termination of the Sponsor management agreement, which have been excluded from the pro forma statement of operations. Additionally, the Company expects to record additional share-based compensation expense of approximately $4 million upon completion of this offering, related to restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or change of control. See “Management-Compensation discussion and analysis-Change in control.”

(2)	To adjust interest expense to reflect $1.5 billion of term loan borrowings under the senior credit facility as if such amount was outstanding during all of the first fiscal quarter of 2011. The pro forma adjustments to historical interest expense result from the following debt transactions:

(a)	Elimination of historical interest expense on the Senior Notes that was incurred during the three months ended March 26, 2011. A portion of the Senior Notes was repaid as part of the February 2011 re-pricing and additional term loan borrowings, and the remaining amount will be repaid as part of the May 2011 additional term loan borrowings and from the net proceeds of this offering.

(b)	Decrease in interest expense on the term loan borrowings. Interest expense on the term loan is calculated based on an initial term loan outstanding of $1.5 billion at an annual rate of 4.25%. Upon completion of this offering and reaching a certain leverage ratio in the future, the annual interest rate floor may be permanently reduced by 0.25%, resulting in an annual rate of 4.0% for term loan borrowings.

(c)	Decrease in interest expense on the revolving credit facility. Interest expense on the revolving credit facility is calculated based on $11.2 million utilized under the revolving credit facility for letters of credit at an annual rate of 3.125%, and a rate of 0.5% on the unused portion of the revolving credit facility.

(d)	Reduce amortization of deferred financing costs and original issue discount due to the elimination of $503,000 of amortization related to the Senior Notes, offset by additional amortization related to the senior credit facility of $306,000.

Interest Expense:	Historical As Reported Three Months Ended March 26, 2011	Pro Forma Adjustments		Pro Forma Three Months Ended March 26, 2011

Senior Notes	$14,858	(14,858	)(a)	—
Term loan borrowings	16,897	(782	)(b)	16,115
Revolving credit facility	236	(37	)(c)	199
Deferred financing fees and original issue discount	1,582	(197	)(d)	1,385
Capital leases	122	—		122
Other	187	—		187

	$33,882	(15,874)		18,008

(3)	To eliminate the loss on debt extinguishment as the February 2011 repricing transaction that occurred during the quarter ended March 26, 2011 would not have occurred if this offering and related transactions had been consumated at the beginning of the first fiscal quarter of 2011. We expect to incur losses on debt extinguishment related to the repayment of the Senior Notes and fees related to the additional term loan borrowings in the periods in which these events occur, which have been excluded from the pro forma statement of operations.

(4)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 40.0%.

(5)	Gives effect to the assumed conversion of all outstanding shares of Class L common stock at a conversion factor of approximately 2.72 common shares for each Class L share, and the assumed reclassification of all outstanding Class A common stock at a factor of one share of common stock for each Class A share, as if the initial public offering was completed at the beginning of the fiscal quarter. The conversion factor for the Class L common stock is estimated based on an offering price of $17.00 per share, the midpoint of the preliminary offering range of $16.00 to $18.00 per share. Shares to be sold in the offering are excluded from the pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of pro forma basic and diluted earnings per share:

	Basic	Diluted

Pro forma net income (in thousands)	$14,856	$14,856
Pro forma weighted average number of common shares:
Weighted average number of Class L shares	22,817,115	22,817,115
Class L conversion factor	2.7228	2.7228

Weighted average number of converted Class L shares	62,126,140	62,126,140
Weighted average number of Class A shares	49,213,469	49,764,783

Pro forma weighted average number of common shares	111,339,609	111,890,923

Pro forma earnings per common share	$0.13	$0.13

As the Class L conversion factor is determined based on the initial public offering price, the pro forma weighted average number of common shares, and therefore pro forma basic and diluted earnings per common share, would change if the offering price is not $17.00 per share. A $1.00 increase (decrease) in the assumed offering price per share would increase (decrease) our basic and diluted pro forma earnings per share for the three months ended March 26, 2011 by less than $0.01 per share.